Exhibit 99.1
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF MYND.AI, INC

Mynd.ai, Inc.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)

	June 30, 2026	December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents, including restricted cash of $220 and $0, respectively	$7,040	$18,481
Accounts receivable, net of allowance for credit losses of $232 and $614, respectively	26,630	24,849
Inventories	23,030	29,713
Prepaid expenses and other current assets	8,120	7,971
Due from related parties	3,626	3,095
Total current assets	68,446	84,109

Non-current assets:
Goodwill	44,622	44,961
Property, plant, and equipment, net	9,801	11,767
Intangible assets, net	36,149	36,185
Right-of-use assets, net	1,938	2,073
Deferred tax assets, net	89	87
Other non-current assets	3,260	3,345
Total non-current assets	95,859	98,418

Total assets	164,305	182,527

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	32,064	37,947
Accrued expenses and other current liabilities	25,286	34,836
Loans payable, current	—	2,897
Contract liabilities, current	12,062	12,272
Accrued warranties	13,696	15,918
Lease liabilities, current	896	1,011
Due to related parties	23,980	5,343
Total current liabilities	107,984	110,224

Non-current liabilities:
Loans payable, non-current	64,261	61,083
Contract liabilities, non-current	18,095	17,971
Lease liabilities, non-current	1,652	1,751
Deferred tax liabilities	9,000	9,000
Total non-current liabilities	93,008	89,805

Total liabilities	200,992	200,029

Commitments and contingencies (Note 10)

Shareholders’ deficit:
Ordinary Shares par value of $0.001; 990,000,000 shares authorized. 475,122,370 shares issued and 471,446,050 shares outstanding as of June 30, 2026; 465,868,720 shares issued and 462,192,400 shares outstanding as of December 31, 2025. 10,000,000 shares, $0.001 par value, without designation; none authorized, issued and outstanding as of June 30, 2026 and December 31, 2025.	474	465
Treasury shares, at cost, 3,676,320 as of June 30, 2026 and December 31, 2025	(454)	(454)
Additional paid-in capital	488,275	487,481
Accumulated other comprehensive income	3,810	3,648
Accumulated deficit	(528,792)	(508,642)
Total shareholders’ deficit	(36,687)	(17,502)

Total liabilities and shareholders’ equity	$164,305	$182,527

See accompanying notes to the unaudited consolidated financial statements.

Mynd.ai, Inc.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Six Months Ended June 30,
	2026	2025
Revenue	$73,369	$89,272
Cost of revenue	55,831	69,884
Gross profit	17,538	19,388
Operating expenses, net:
General and administrative	9,671	14,928
Research and development	4,888	7,782
Sales and marketing	15,941	21,399
Transaction-related costs	—	53
Restructuring and other expenses	985	4,353
Total operating expenses	31,485	48,515
Operating loss	(13,947)	(29,127)

Other income (expense):
Interest expense	(5,139)	(4,913)
Interest income	30	637
(Loss) gain on embedded derivative	(22)	2,143
Other (expense) income	(992)	2,409
Total other (expense) income	(6,123)	276

Net loss before income taxes	(20,070)	(28,851)
Income tax expense	(80)	(41)
Net loss	$(20,150)	$(28,892)

Net loss per share, basic and diluted	$(0.04)	$(0.06)
Weighted average shares outstanding, basic and diluted	469,301,078	456,872,902
See accompanying notes to the unaudited consolidated financial statements.

Mynd.ai, Inc.
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Six Months Ended June 30,
	2026	2025
Net loss	$(20,150)	$(28,892)
Other comprehensive loss, net of tax of nil:
Change in foreign currency translation reserve	162	256
Total comprehensive loss	$(19,988)	$(28,636)
See accompanying notes to the unaudited consolidated financial statements.

Mynd.ai, Inc.
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(in thousands, except for share and per share data)

	Common Stock		Treasury stock				Accumulated	Total Shareholders'
	Shares	Amount	Shares	Amount	APIC	AOCI	Deficit	Equity (Deficit)
Balance as of January 1, 2026	465,868,720	$465	(3,676,320)	$(454)	$487,481	$3,648	$(508,642)	$(17,502)
Net loss	—	—	—	—	—	—	(20,150)	(20,150)
Foreign currency translation	—	—	—	—	—	162	—	162
Share-based compensation	—	—	—	—	967	—	—	967
Vested share-based compensation, net of shares withheld for taxes	9,253,650	9	—	—	(173)	—	—	(164)
Balance as of June 30, 2026	475,122,370	474	(3,676,320)	(454)	488,275	3,810	(528,792)	(36,687)

Balance as of January 1, 2025	456,477,820	456	(1,519,230)	(342)	479,480	3,344	(454,573)	28,365
Net loss	—	—	—	—	—	—	(28,892)	(28,892)
Forgiveness of related party loan	—	—	—	—	5,217	—	—	5,217
Foreign currency translation	—	—	—	—	—	256	—	256
Share-based compensation	—	—	—	—	988	—	—	988
Vested share-based compensation, net of shares withheld for taxes	2,017,920	2	—	—	(2)	—	—	—
Share repurchase	—	—	(529,650)	(110)	—	—		(110)
Other equity adjustments	—	—	—	—	(92)	92	—	—
Balance as of June 30, 2025	458,495,740	$458	(2,048,880)	$(452)	$485,591	$3,692	$(483,465)	$5,824

See accompanying notes to the unaudited consolidated financial statements.

Mynd.ai, Inc.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Six Months Ended June 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(20,150)	$(28,892)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,878	4,697
Deferred taxes	—	(113)
Non-cash lease expense	565	766
Non-cash interest expenses	3,259	2,799
Loss (gain) on embedded derivative	22	(2,143)
Share-based compensation	967	1,037
Amortization of RDEC credit	(1,345)	(1,005)
Net realizable value adjustments to inventory	887	396
Changes in accounts receivable provision	10	479
Other	53	24
Change in operating assets and liabilities:
Accounts receivable	(284)	1,030
Inventories	5,649	811
Prepaid expenses and other assets	175	3,062
Due from related parties	(556)	(857)
Accounts payable	(5,698)	(5,075)
Accrued expenses and other liabilities	(9,824)	(17,545)
Accrued warranties	(2,126)	(375)
Due to related parties	—	445
Contract liabilities	23	(129)
Lease obligations - operating leases	(945)	(681)
Net cash used in operating activities	(26,440)	(41,269)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	(63)	(33)
Internal-use software development costs	(833)	(1,467)
Net cash used in investing activities	(896)	(1,500)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of Revolver	(3,000)	(11,000)
Proceeds from Revolver	—	8,000
Proceeds from related party inventory financing agreement	18,637	—
Repayment of Paycheck Protection Program Loan	—	(82)
Share repurchase	—	(110)
Taxes withheld and paid related to net share settlement of share-based compensation awards	(173)	(49)
Net cash provided by (used in) financing activities	15,464	(3,241)

Net change in cash, cash equivalents, and restricted cash	(11,872)	(46,010)

Cash, cash equivalents, and restricted cash, beginning of period	18,481	75,317
Exchange rate effects	431	(245)

Cash, cash equivalents and restricted cash, end of period	$7,040	$29,062

Supplemental disclosure of non-cash investing and financing transactions:
Lease assets acquired in exchange for lease liabilities	$392	$—
Forgiveness of related party payables	$—	$5,217
Convertible notes issued in exchange for accrued PIK interest	$1,789	$1,703

Supplemental disclosure of cash transactions:
Cash paid for interest	$3,397	$1,841
Cash (paid for taxes) received for tax refunds, net	$(410)	$1,450
See accompanying notes to the unaudited consolidated financial statements.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)

Note 1. Organization
Mynd.ai, Inc. ("the Company"), a Cayman Islands company, provides global, end-to-end, learning solutions and collaboration tools to help teachers, schools, students, and professionals realize their greatest potential. The Company generates virtually all of its revenue through Promethean World Limited and its consolidated subsidiaries ("Promethean"). The Company's global headquarters is in Alpharetta, Georgia, United States ("U.S."), and it conducts its business through its various subsidiaries throughout the world, with operations principally focused in the U.S., Europe, and the United Kingdom ("U.K.").
Note 2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited consolidated financial statements as of June 30, 2026 and for the six months ended June 30, 2026 and June 30, 2025 have been prepared in accordance with generally accepted accounting principles in the U.S. ("U.S. GAAP") for interim financial information and the rules and regulations of the Securities and Exchange Commission (the "SEC") for a foreign private issuer. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been omitted, provided such omission is not misleading or prohibited by the rules and regulations of the SEC.
In the opinion of management, the unaudited consolidated financial statements contain all normal and recurring adjustments necessary for the fair presentation of the interim periods presented. Operating results for the six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the year ended December 31, 2026. The financial data presented herein should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on May 29, 2026 (the "2025 Form 20-F").
Basis of Consolidation
The unaudited consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and its partially owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of the unaudited consolidated financial statements, in conformity with U.S. GAAP, requires the Company to make estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Important estimates and assumptions relate to revenue recognition, impairment of obsolete and slow-moving inventories, valuation of assets acquired and liabilities assumed in business combinations, evaluation of finite-lived tangible and intangible assets, goodwill and indefinite-lived intangible assets for impairment, valuation of embedded derivatives, provision for warranty costs, loss contingencies and legal reserves, and valuation allowance for deferred tax assets. These estimates and judgments are subject to change based on experience and new information which could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affecting future periods. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
Liquidity and Capital Resources
As of June 30, 2026, the Company had cash, cash equivalents of $7,040, including $220 of restricted cash. As of June 30, 2026, the Company had negative net working capital of $39,538. The Company’s operating cash outflows of $26,440 for the six months ended June 30, 2026 reflected, among other things, lower revenue compared to the prior year period, partially offset by reductions in operating expenses resulting from cost reduction and operational efficiency initiatives implemented during 2026 and 2025.
On January 14, 2026, the Company entered into an Inventory Management and Consultancy Agreement (the "Inventory Agreement") with NetDragon Websoft Holdings Limited ("NetDragon"), a related party and the Company's majority shareholder. Under the Inventory Agreement, NetDragon assumes initial payment responsibility for eligible hardware supplier invoices, subject to a $50,000 revolving cap. The Company is obligated to reimburse NetDragon within 365 days of inventory receipt, together with simple interest at 3% per annum. See further discussion in Note 16. Related Party Transactions.
During the six months ended June 30, 2026, NetDragon funded $18,637 of supplier invoices under the Inventory Agreement. Subsequent to June 30, 2026, NetDragon funded an additional $5,666 of supplier invoice payments. After giving effect to these subsequent fundings, cumulative amounts funded under the Inventory Agreement were $24,303, and remaining availability under the revolving cap was $25,697.
The Company believes the combination of current cash resources, expected future cash flows from operations, and NetDragon’s performance under the Inventory Agreement will allow the Company to fund operating and capital needs for at least the next 12 months from the date these unaudited consolidated financial statements have been issued. Accordingly, the unaudited consolidated financial statements have been prepared on a going concern basis.
Cash, Cash Equivalents, and Restricted Cash
Cash and cash equivalents include cash on hand and demand deposits with financial institutions. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Restricted cash represents cash held in collateral accounts that is restricted as to withdrawal or use. As of June 30, 2026, the Company had no cash equivalents, but had restricted cash of $220 related to collateral provided to support the Company’s Bank of America letter of credit program. As of June 30, 2025, the Company had no cash equivalents or restricted cash.
See Note 9. Debt, for discussion of the subsequent termination of the Bank of America revolving credit facility and related collateral arrangements.
Accounts Receivable and Allowance for Credit Losses
Trade accounts receivables are recorded at the invoiced amount and do not bear interest. The allowance for credit losses is the Company’s best estimate of the credit losses in existing accounts receivable. The Company monitors the financial performance, historical and expected collection patterns, and creditworthiness of its customers so that it can properly assess and respond to changes in their credit profile. The Company also monitors domestic and international economic conditions for the potential future effect on its customers. Past due balances are reviewed individually for collectability. Account balances are charged against the allowance for credit losses when the Company determines it is probable the receivable will not be recovered. All allowance for credit losses are charged to general and administrative expenses on the Company’s consolidated statements of operations.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
The allowance for credit losses as of June 30, 2026, and 2025 was as follows:

	Six Months Ended June 30,
	2026	2025
Balance, January 1	$614	$211
Adjustments and provision for estimated credit losses	10	479
Write-offs	(378)	—
Foreign currency adjustments	(14)	10
Balance, June 30	$232	$700
Fair Value Measurements
In estimating fair value, the Company applies ASC 820, Fair Value Measurement ("ASC 820"). The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and due from and due to related parties approximate their fair values because of their short-term nature. The derivative liability associated with the Company’s convertible note is remeasured at fair value at each reporting date and is classified as Level 3 in the fair value hierarchy (see Note 9. Debt).
Certain non-financial assets, such as goodwill, intangible assets, right-of-use assets, and property and equipment, are measured at fair value on a non-recurring basis and are adjusted to fair value only if an impairment charge is recognized. The Company did not record any impairment charges to non-financial assets during the six months ended June 30, 2026, and 2025.
Restructuring and Other Expenses
The Company records costs associated with exit or disposal activities in accordance with ASC 420, Exit or Disposal Cost Obligations. A liability for costs associated with an exit or disposal activity is recognized and measured at its fair value in the consolidated statements of operations in the period in which the liability is incurred. Other costs associated with restructuring activities are recognized in accordance with other applicable U.S. GAAP guidance.
Restructuring and other expenses for the six months ended June 30, 2026, and 2025 was as follows:

	Six Months Ended June 30,
	2026	2025
Severance costs	$825	$4,318
Office closures and other costs (1)	160	35
Restructuring and other expenses	$985	$4,353
(1) Includes office-closure related costs, including the disposal of computer and office equipment at those offices. In connection with these disposals, the Company derecognized the related gross carrying amounts and accumulated depreciation.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
Recently Adopted Accounting Standards
In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets ("ASU 2025-05"). ASU 2025-05 simplifies the application of the Current Expected Credit Loss ("CECL") model for short-term assets. The update provides a practical expedient allowing entities to assume that current economic conditions at the balance sheet date will remain constant over the remaining short life of accounts receivable and contract assets, rather than requiring complex macroeconomic forecasting. The Company adopted ASU 2025-05 effective January 1, 2026. The adoption did not have a material impact on the Company's consolidated financial statements or disclosures.
Recently Issued Accounting Pronouncements Not Yet Adopted
In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses ("ASU 2024-03"). ASU 2024-03 will require more detailed information about the types of expenses in commonly presented income statement captions such as "Cost of revenue" and "Selling, general and administrative expenses". In January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) to clarify the effective date of ASU 2024-03. The new guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027 with early adoption permitted. The Company is currently evaluating the impact that this change will have on the Company's consolidated financial statements and disclosures.
In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software ("ASU 2025-06"). ASU 2025-06 will improve the operability of the guidance by removing all references to software development project stages so that the guidance is neutral to different software development methods, including methods that entities may use to develop software in the future. The new guidance is effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods with early adoption permitted. The Company is currently evaluating the impact that this change will have on its consolidated financial statements and disclosures.
In December 2025, the FASB also issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements ("ASU 2025-11"). ASU 2025-11 update results in a comprehensive list of interim disclosures and includes a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The new guidance is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact that this change will have on its consolidated financial statements and disclosures.
Note 3. Revenue Recognition
Revenue
Sales of hardware and accessories as well as revenue from coordination of freight for our customers is recognized at a point in time. Services include enhanced warranty and training revenue and are recognized over time. Revenue from software-as-a-service ("SaaS") is also recognized over time.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
The following table presents the Company’s revenue disaggregated based on the revenue source and the timing of revenue recognition:

	Six Months Ended June 30,
	2026	2025
Revenue from hardware, proprietary embedded firmware and accessories	$66,985	$83,352
Revenue from services	3,867	3,586
Revenue from SaaS	2,518	2,334
Total revenue	$73,369	$89,272
Revenue Disaggregation
The following table presents the Company’s revenue disaggregated based on geographic location of customers:

	Six Months Ended June 30,
	2026	2025
United States	$50,262	$64,465
Rest of World	23,107	24,807
Total revenue	$73,369	$89,272
Contract Liabilities

	June 30, 2026	December 31, 2025
Deferred revenue: enhanced warranties	$16,722	$18,617
Deferred revenue: SaaS	10,800	8,989
Deferred revenue: other services	2,635	2,637
Total contract liabilities	$30,157	$30,243
The contract liabilities listed above represent deferred revenue associated with sales of enhanced warranties, SaaS, and services such as training revenue. The deferred revenue amounts included as contract liabilities represent the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied (or partially satisfied). These performance obligations are expected to be satisfied as follows:

	Enhanced warranties	SaaS services	Other services
Remainder of 2026	$3,017	$2,114	$465
2027	4,914	2,810	2,170
2028	3,893	2,034	—
2029	2,707	1,725	—
2030	1,391	1,537	—
2031	531	578	—
Thereafter	269	2	—
Total contract liabilities	$16,722	$10,800	$2,635

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
During the six months ended June 30, 2026 and 2025, the Company recognized $5,587 and $5,246, respectively, in revenue that was included in contract liabilities as of January 1, 2026 and 2025, respectively. The Company did not have any contract assets as of June 30, 2026 and December 31, 2025.
Note 4. Segment Disclosures
For all periods presented in these unaudited consolidated financial statements, the Company and the Company’s Chief Operating Decision Maker ("CODM"), which is its Chief Executive Officer, review the Company’s operations and manage its business as a single operating segment and reporting segment. The financial information provided to the CODM is presented in the same level of detail as the consolidated balance sheet and consolidated statement of operations included in these unaudited consolidated financial statements. The CODM uses net income (loss) to assess performance and make decisions regarding resource allocation for the Company.
Note 5. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following:

	June 30, 2026	December 31, 2025
Current tax assets	$3,311	$2,925
Prepaid expenses	2,033	1,862
Other	2,776	3,184
Total	$8,120	$7,971
Note 6. Goodwill and Intangible Assets
Goodwill and Indefinite-Lived Intangible Assets
During the six months ended June 30, 2026, the carrying amount of goodwill changed as a result of the foreign currency adjustments.
There were no changes to the carrying amount of indefinite-lived intangible assets during the periods presented. As of both June 30, 2026 and December 31, 2025, the carrying amount of indefinite-lived intangible assets was $35,997.
Finite-Lived Intangible Assets
The components of finite-lived intangible assets are:

	June 30, 2026
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life (Years)
Patent and developed technology	$37,515	$(37,363)	$152	2.17

	December 31, 2025
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life (Years)
Patent and developed technology	$37,515	$(37,327)	$188	2.67
No impairments of finite-lived intangible assets were identified during the six months ended June 30, 2026 and 2025. The Company estimates that it has no significant residual value related to any of the intangible assets.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
During the six months ended June 30, 2026 and 2025, intangible assets amortization expense was $26 and $2,063, respectively, related to continuing operations and was included in cost of revenue on the Company’s consolidated statements of operations.
The following table outlines the estimated future amortization expense related to the remaining finite-lived intangible assets:

Remainder of 2026	$35
2027	71
2028	46
Total	$152
Impairment Assessment
In the first half of 2026, the Company observed a continuation of reduced education technology customer demand throughout all of the key markets in which it operates, among other conditions, which led management to conclude that a triggering event had occurred as of June 30, 2026. As a result, the Company evaluated its finite‑lived long‑lived assets for recoverability and performed quantitative impairment assessments of its goodwill and indefinite‑lived intangible asset. The Company performed the following analyses:
(i) A recoverability test to compare the sum of the undiscounted cash flows expected to be generated from the use of the finite-lived long-lived asset group to its carrying amount. Based on this analysis, the Company concluded that the undiscounted cash flows exceeded the carrying amount of the asset group, and therefore the finite-lived long-lived assets were recoverable as of June 30, 2026.
(ii) A quantitative impairment analysis to estimate the fair value of the reporting unit using the income approach. The results of this analysis indicated that the estimated fair value of the reporting unit exceeds its carrying amount, which was negative, and therefore goodwill was not impaired as of June 30, 2026.
(iii) A quantitative impairment analysis of its indefinite-lived intangible asset as of June 30, 2026 using the relief-from-royalty method. Based on this analysis, the Company concluded that the estimated fair value exceeded the carrying amount, and therefore the indefinite-lived intangible asset was not impaired.
The Company's estimate of the fair value of its intangible assets is based on assumptions and estimates, including future forecasted revenues, that are subject to change. Due to unfavorable market conditions, the excess of estimated fair value over carrying amount did not substantially exceed the carrying amount and remained materially consistent with the prior December 31, 2025 analysis. Accordingly, relatively minor adverse changes in key assumptions could result in an impairment charge in future periods.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 7. Property, Plant, and Equipment, net
Property, plant and equipment, net consist of the following:

	June 30, 2026	December 31, 2025
Buildings	$48	$245
Plant and machinery	318	523
Leasehold improvements	285	285
Computer and office equipment	8,054	13,139
Furniture and fixtures	459	1,451
Internal use software	15,786	15,259
Construction in progress	1,564	1,256
	26,514	32,158
Less: Accumulated depreciation	(16,713)	(20,391)
Property, plant and equipment, net	$9,801	$11,767
For the six months ended June 30, 2026 and 2025, depreciation expense was $2,852 and $2,634, respectively.
Note 8. Leases
The table below presents certain information related to the Company’s lease costs:

	Six Months Ended June 30,
	2026	2025
Operating lease expense	$565	$766
Short-term lease expense	105	102
Total lease cost	$670	$868
In December 2025, the Company executed a sublease of its Seattle office that commenced February 1, 2026 and expires on August 31, 2028. The Company remains the lessee under the original head lease. During the six months ended June 30, 2026, the Company recognized sublease income of $48.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 9. Debt
Debt outstanding consists of the following:

	June 30, 2026	December 31, 2025
Revolver	$—	$3,000
Less revolver issuance costs	—	(103)
Loans payable, current	—	2,897

Convertible Note (1)	64,157	61,008
Embedded derivative (2)	164	142
Less issuance costs on convertible debt	(60)	(67)
Loans payable, non-current	64,261	61,083
Total loans payable, current and non-current	$64,261	$63,980
(1) The Convertible Note balance is comprised of the following:

	June 30, 2026	December 31, 2025
Initial measurement which represents the gross proceeds received less fair value of the embedded derivative	$50,260	$50,260
PIK notes issued	8,556	6,767
Accrued PIK interest	161	167
Accretion of discount on issuance	5,180	3,814
Convertible Note	$64,157	$61,008
(2) Represents the embedded derivative included within the Convertible Note that is bifurcated and stated at fair value at June 30, 2026 and December 31, 2025.
Revolver
On February 24, 2026, at the Company's request, the Company entered into an eighth amendment to a secured revolving line of credit facility (the “Revolver”) with Bank of America (the “Eighth Amendment”). The Eighth Amendment reduced the revolving commitment from $50,000 to $15,000 and the parties agreed that no further Revolver Loans or Letters of Credit could be made under the facility without the prior written consent of Bank of America. In addition, the Eighth Amendment provided for scheduled repayments of the outstanding Revolver Loans beginning on February 27, 2026 and required that all remaining obligations under the facility be cash collateralized in a manner satisfactory to Bank of America by no later than April 30, 2026.
In connection with the Eighth Amendment, the Company repaid all Revolver Loan amounts that had been outstanding under the Revolver, including principal and accrued interest totaling $4,608. As of June 30, 2026, there were no outstanding Revolver Loan borrowings under the Revolver. In addition, as of June 30, 2026, the Company did not have borrowing availability under the Revolver, absent the prior written consent of Bank of America. The Company wrote off the remaining unamortized Revolver issuance costs during the six months ended June 30, 2026. As of June 30, 2026, the Company maintained restricted cash of $220 related to collateral provided to support the Company’s Bank of America letter of credit program.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
Subsequent to June 30, 2026, on July 10, 2026, the Company provided to Bank of America, and Bank of America accepted, a Payoff Confirmation Letter wherein the Company confirmed the Company’s intent to terminate the Revolver and the “Loan Documents” related to the Revolver (the “Payoff Letter”). The Payoff Letter includes Bank of America’s confirmation and agreement that upon the Company's delivery to Bank of America of the amounts set forth in the Payoff Letter including $1,390 to serve as cash collateral with respect to outstanding letters of credit, and the payment of certain other expenses, all Company obligations under the Revolver would be satisfied in full, the “Loan Documents” relating to the Revolver would terminate and be of no further force or effect, the Company would have no further obligations under the Loan Documents relating to the Revolver, and all guarantees granted in favor of Bank of America with respect to the Revolver would irrevocably terminate.
The Company subsequently delivered, pursuant to the terms set forth in the Payoff Letter, the amounts set forth therein, resulting in the satisfaction in full of all Company obligations under the Loan Documents relating to the Revolver and the termination of the Revolver and all Loan Documents, obligations and guarantees relating to the Revolver. Of the amounts delivered to Bank of America, $1,390 was posted as cash collateral with respect to outstanding letters of credit issued to third parties by Bank of America that remain in force and effect for the Company’s benefit, representing restricted cash of the Company.
Convertible Note
In December 2023, the Company issued a senior secured convertible note, in the principal amount of $65,000 (the “Convertible Note”) with a stated maturity of December 13, 2028. The Convertible Note bears (i) cash interest at the rate of 5.00% per annum and (ii) paid-in-kind interest ("PIK") at the rate of 5.00% per annum, payable by issuing additional notes. References herein to "Notes" reference the Convertible Note together with any additional notes issued in connection with the PIK interest. Both the cash interest and PIK interest are payable semiannually on June 15 and December 15 of each year.
During the six months ended June 30, 2026 and 2025, cash interest of $1,789 and $1,703, respectively, was paid. PIK interest is payable by issuing additional notes in an amount equal to the applicable amount of PIK interest for the interest period. In prior years, the Company issued additional Notes in the aggregate amount of $6,767 representing PIK interest, and on June 15, 2026, the Company issued an additional note for PIK interest in the amount of $1,789.
The Notes are senior secured obligations of the Issuer and mature on December 13, 2028, unless earlier redeemed, repurchased or converted. The conversion rate is $1.214 per share. The Notes are convertible at the option of the Holder at any time until the outstanding principal amount (including any accrued and unpaid interest) has been paid in full. Subject to the terms of Notes, the Holder may elect to receive the Company's American Depositary Shares (“ADS”) in lieu of the Company’s ordinary shares, par value $0.001 per share, (the “Ordinary Shares”), upon conversion of the Notes.
The Notes contain certain representations, warranties, events of default, and negative covenants that limit, without consent of the holder(s) of the Convertible Note, the Company's ability, among other things, to incur additional indebtedness, sell or acquire assets, undertake capital expenditures, and enter into certain transactions with third parties. As of June 30, 2026 and December 31, 2025, the Company believes it was in material compliance with all Convertible Note covenants.
Certain features of the Convertible Note, including the conversion option, redemption at the holder's election upon occurrence of Fundamental Change events as specified in the Convertible Note, and acceleration of amounts due under the Convertible Note upon an event of default require, bifurcation and separate accounting as a single embedded derivative (the “Embedded Derivative”) from the Convertible Note pursuant to ASC 815, Derivatives and Hedging ("ASC 815"). The Embedded Derivative is measured at fair value utilizing Level 3 inputs under the fair value measurement hierarchy (refer to Note 2. Summary of Significant Accounting Policies for additional details) on the date of issuance and at the end of each reporting period.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
As of June 30, 2026 and December 31, 2025, the Embedded Derivative is included in non-current loans payable in the unaudited consolidated balance sheets. At issuance, the Company recorded an initial debt discount of $14,740 related to the initial fair value of the Embedded Derivative. The debt discount is amortized to interest expense using the effective interest method over the expected term of the Convertible Notes.
During the six months ended June 30, 2026 and 2025, the Company recognized a loss of $22 and a gain of $2,143, respectively, on remeasurement of the Embedded Derivative in the unaudited consolidated statements of operations, calculated as the change in the fair value of the Embedded Derivative as of the end of the respective periods.
The Company measures the fair value of the Embedded Derivative using a Monte Carlo simulation in which the fair value of the Convertible Note is calculated on a with‑and‑without basis to isolate the value attributable to the conversion feature. Redemption cash flows are discounted using a credit‑risk‑adjusted rate, and as‑converted equity values are discounted using the risk‑free rate. Key valuation inputs for the Level 3 Embedded Derivative include the Company’s ADS price, expected volatility, remaining term, risk-free rate, and credit-risk-adjusted discount rate. As of June 30, 2026 and December 31, 2025, the fair value of the Embedded Derivative was $164 and $142, respectively. The fair value of the Convertible Note was $48,373 and $54,565 as of June 30, 2026 and December 31, 2025, respectively.
The following table summarizes the debt maturities as of June 30, 2026:

Remainder of 2026	$—
2027	—
2028 (1)	73,717
Total	$73,717
(1) Debt maturing in 2028 represents the Convertible Note with a maturity value of $65,000, additional PIK Notes issued of $8,556 and accrued PIK interest at June 30, 2026 of $161.
Note 10. Commitments and Contingencies
Warranty
Changes in accrued warranty liabilities during the indicated periods are as follows:

	Six Months Ended June 30,
	2026	2025
Balance, January 1	$15,918	$15,749
Provision	1,516	4,033
Utilized	(3,643)	(4,179)
Foreign currency adjustment	(95)	423
Balance, June 30	$13,696	$16,026

The provision amount in the table above represents adjustments recorded for estimated future costs related to units under warranty as of each balance sheet date, including both accruals for warranties issued during the year and changes in the provision for accruals related to previously issued warranties. The provision reflects the most current information available to the Company regarding key inputs into the estimated provision, including product failure rates and costs necessary to provide the warranty services.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
Litigation
The Company may be subject to various legal proceedings and claims of which the outcomes are subject to significant uncertainty. The Company’s policy is to assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. A determination of the amount of the liability required, if any, for these contingencies is made after an analysis of each known event. A liability would be recognized and charged to operating expense when the Company determines that a loss is probable, and the amount is reasonably estimable. Additionally, the Company will disclose all contingencies for which a material loss contingency is reasonably possible but not probable or when a material loss contingency is probable but not reasonably estimable.
Edmodo, LLC ("Edmodo") was originally acquired by NetDragon, a related party of the Company, in 2018. Effective January 1, 2022, NetDragon transferred ownership of Edmodo to Promethean, and converted Edmodo to a limited liability company via a common control transaction. The Company subsequently filed to dissolve Edmodo in the State of Delaware, effective June 3, 2024. The Company received formal confirmation of the dissolution in November 2024.
On October 9, 2024, Edmodo received an initial notice of civil monetary penalty ("Initial Notice") in the amount of $14,625 on the basis of alleged misstatements made by Edmodo during the initial Committee on Foreign Investment in the U.S. ("CFIUS") investigation of NetDragon's original acquisition of Edmodo and on the basis of violations of provisions of the National Security Agreement entered into on May 3, 2021 ("NSA"), which CFIUS alleges represent material violations of the NSA. Following receipt of the Initial Notice, Edmodo (through external counsel) submitted a timely response to the Initial Notice with a Petition for Reconsideration. CFIUS issued a Final Penalty Notice ("Final Notice") on January 14, 2025, for the same amount of civil monetary penalty. Payment of this penalty was due 45 calendar days following the date of the Final Notice. Since Edmodo was dissolved, no payment was made and CFIUS may refer the matter to the Department of Justice ("DOJ") for the DOJ to file an action in Federal District Court to collect the penalty plus interest, additional penalties, and handling and processing fees.
In March 2025, CFIUS requested that Promethean respond to a set of document requests so that CFIUS could prepare for and assess possible next steps related to efforts to recover the previously assessed civil monetary penalty. Promethean responded to the document requests on April 29, 2025. Since the submission of the responses, there has been no further communication from CFIUS as of the date these unaudited consolidated financial statements have been issued.
If an action is filed by the DOJ, we intend to vigorously defend such action on the basis that Edmodo was properly dissolved and that there are no likely or reasonable circumstances which warrant the nullification of Edmodo’s certificate of cancellation and thus no penalty can be assessed against a dissolved entity. Additionally, if necessary, arguments will be made that Promethean is not a successor entity to Edmodo and that Promethean should not be responsible for payment of the penalty. The Company cannot predict if or when the DOJ may decide to file an action to collect the penalty (there is no statute of limitations) or predict with any degree of certainty the outcome of such an action should the DOJ bring one. At this time, the Company is unable to estimate the likelihood of a negative outcome or the potential loss or range of loss associated with this matter.
In addition to the NSA mentioned above, the Company, along with its Promethean World Limited subsidiary and Promethean Inc. subsidiary, are parties to a second NSA with CFIUS (in effect as of December 4, 2023), which generally restricts Promethean from disclosing, transferring, or providing access to Protected Data (as defined in the NSA, including certain U.S.-based personally identifiable information) to NetDragon, the Company (with the exception of certain Promethean personnel who are also Company personnel), or persons in China. To date, the Company has self-reported one or more instances that could give rise to violations of the NSA. While CFIUS has not imposed penalties for the reported instances, it has the authority to do so if it deems the instances to represent material violations of the NSA, with potential fines of up to $250 per material violation or the value of the related transaction, whichever is greater, with the ultimate amount of the penalty imposed being based on the nature of the violations and as determined by CFIUS. Accordingly, the Company accrued an immaterial amount as of December 31, 2024, which represents the Company's estimate of its potential liability exposure for these violations, based on the information available to the Company at this time.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
The Company has not identified any potential new violations of the NSA in 2025 or 2026. Accordingly, no additional amounts have been accrued, and the accrued balance remains unchanged from December 31, 2024. On May 1, 2026, the Company received a formal notice from the CFIUS Monitoring Agencies (CMAs) requesting an audit to monitor compliance with the December 4, 2023 NSA. In accordance with the NSA, the Company submitted a nomination of an independent third party auditor to the CMAs on June 29, 2026. Once the CMAs approve the Company’s nomination, the Company will have 30 days to submit a draft audit plan for the CMA’s review.
Tariffs
During 2025, the Company paid tariffs imposed under Executive Orders that invoked the International Emergency Economic Powers Act (“IEEPA”) on certain imported goods. On December 29, 2025, the Company filed an action in the U.S. Court of International Trade (“CIT”) under 28 U.S.C. §1581(i) seeking a declaration that such IEEPA tariffs are unlawful and for a refund of tariffs paid to date. On December 23, 2025, the CIT entered Administrative Order 25‑02 staying new IEEPA tariff cases pending a U.S. Supreme Court’s decision. On February 20, 2026, the U.S. Supreme Court held that IEEPA does not authorize the President to impose tariffs.
The Company has elected to apply the loss recovery guidance under ASC 450, Contingencies ("ASC 450"), to account for the recognition of these refunds. As of June 30, 2026, the Company received a total of $618 tariff refunds and an immaterial amount of interest. As of the date these unaudited consolidated financial statements were issued, there were no other material refunds that the Company is expecting to receive.
Other than potentially those matters described above, as of June 30, 2026 and through the issuance of these unaudited consolidated financial statements, the Company does not believe the resolution of any legal proceedings or claims of which it is aware or any potential actions will have a material effect on its financial position, results of operations, or cash flows.
Note 11. Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:

	June 30, 2026	December 31, 2025
Accrued payroll (1)	$5,620	$9,026
Deferred research and development credits (2)	4,364	5,771
Rebates and customer advances	848	678
Interest payable	161	1,887
Accrued duty, freight and related expenses (3)	10,055	12,343
Royalties	401	914
Value added tax payables	9	23
Other accrued expenses and liabilities	3,828	4,194
Accrued expenses and other current liabilities	$25,286	$34,836
(1) As of June 30, 2026, accrued payroll includes severance payments to employees of the Company to be paid out in the second half of the year.
(2) Deferred research and development ("R&D") credits represent future offsets to research and development expense in the consolidated statements of operations. These credits were generated through the Company's participation in the U.K. Research and Development Expenditure Credit ("RDEC") program.
(3) As of June 30, 2026, accrued duty, freight and related expenses included $166 in purchase commitments to certain of our inventory suppliers. The expectation is that the remaining amount will be settled in the next twelve months. As of December 31, 2025, accrued duty, freight and related expenses included $580 in purchase commitments to certain of our inventory suppliers.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 12. Income Taxes
The provision for income taxes for interim tax periods is generally determined using an estimate of the Company’s annual effective tax rate, excluding jurisdictions for which no tax benefit can be recognized due to valuation allowances, and adjusted for discrete tax items during the period.
As of December 31, 2025, the Company had recorded a full valuation allowance against its U.S. and U.K. deferred tax assets, due to uncertainty regarding their realizability. There was no new positive evidence regarding the realizability of these deferred tax assets in the first half of 2026 which would cause management to change its previous valuation allowance conclusion as of June 30, 2026.
As of June 30, 2026, management determined that there is sufficient positive evidence to conclude that it is more likely than not that certain of its deferred tax assets outside the U.S. and U.K. were realizable. For those non-U.S. and non-U.K. jurisdictions where partial allowances have been recorded, the valuation allowances are primarily the result of specific tax losses carried forward that are expected to expire prior to being utilized.
The Company recorded income tax expense of $80 and $41 for the six months ended June 30, 2026 and 2025, respectively. The June 30, 2026 provision represents the net of estimated current tax expense that will be owed in jurisdictions without a full valuation allowance. The June 30, 2025 provision represents the net of estimated current tax expense that will be owed in jurisdictions without a full valuation allowance, partially offset by deferred tax benefit on reversing book-tax differences.
Note 13. Shareholders' Equity (Deficit)
Share Repurchase Program
In January of 2025, the Company repurchased 52,965 ADSs in the open market for a total consideration of $110 (including transaction costs of $3) under its previously announced share repurchase program. The Company funded the repurchases with cash on hand and all shares were purchased through the open market. The share repurchase program was terminated on August 22, 2025.
Warrant
On September 8, 2025, in connection with the acquisition of intellectual property from a third party, the Company issued a warrant to purchase up to 10,000,000 Ordinary Shares at $1.214 per share (equivalent to $12.14 per ADS), expiring on September 8, 2032. The warrant met equity classification requirements and was recorded in additional paid‑in capital at its grant‑date fair value of $212. The warrant is not remeasured after issuance. The warrant remained outstanding and was out-of-the-money as of June 30, 2026.
Issuances Under the Equity Incentive Plan
During the six months ended June 30, 2026, the Company issued an aggregate of 925,365 ADSs in connection with the vesting of restricted stock units ("RSUs") previously granted under the Mynd.ai Equity Incentive Plan (the “Equity Incentive Plan”) to certain of the Company’s employees, executive officers and directors. Subsequent to June 30, 2026, the Company issued an aggregate of 219,205 ADSs in connection with the vesting of RSUs previously granted under the Equity Incentive Plan.
Note 14. Share-Based Compensation
In January 2024, the Company’s Board of Directors approved the Equity Incentive Plan. Under the Equity Incentive Plan, awards may be granted to officers, employees and consultants of the Company or any of its affiliates in the form of stock options, restricted shares, RSUs, stock appreciation rights, performance stock, performance stock units, and other awards. The maximum aggregate number of Ordinary Shares that was initially authorized for issuance under the Equity Incentive Plan was 54,777,338, together with a corresponding number of ADSs.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
The number of Ordinary Shares available for issuance under the Equity Incentive Plan also includes an automatic annual increase on the first day of each fiscal year beginning in 2025, equal to five percent (5%) of the total number of Ordinary Shares outstanding, on a fully diluted basis, on the last day of the immediately preceding fiscal year. Pursuant to this annual increase, an additional 28,374,850 and 27,731,110 Ordinary Shares became available for issuance under the Incentive Plan on January 1, 2026 and 2025, respectively.
On June 17, 2026, the Company's Board of Directors approved an amendment to the Equity Incentive Plan to increase the number of Ordinary Shares available for issuance under the Equity Incentive Plan by a one-time amount of 106,000,000 Ordinary Shares (corresponding to 10,600,000 ADSs).
On June 23, 2026, the Company filed a registration statement on Form S-8 with the SEC registering an aggregate of 162,105,960 Ordinary Shares available for issuance under the Equity Incentive Plan as a result of the automatic annual increases and the June 17, 2026 amendment described above.
The Company's Board of Directors awards time-based RSUs to certain directors, executive officers and employees that vest over specified time periods, subject to the recipient's continued service. The RSUs generally vest in quarterly installments over two to three years of service, entitling the holders to one ADS for each vested RSU. Unvested RSUs do not have voting rights. The closing stock price on the date of each grant is used to determine the fair value of RSUs.
In February 2026, in connection with the resignation of two members of the Company's Board of Directors, 75,680 previously granted RSUs were waived and 130,118 RSUs were forfeited.
The following table summarizes RSU activity:

	Six Months Ended June 30,
	2026		2025
	Number of ADS	Weighted Average Grant Date Fair Value Per ADS	Number of ADS	Weighted Average Grant Date Fair Value Per ADS
Outstanding, beginning balance	3,616,901	$1.77	4,185,488	$3.43
Granted	—	—	2,501,632	1.01
Clawback	—	—	(201,665)	3.92
Vested (1)	(1,375,957)	1.81	(269,257)	3.92
Forfeited / Waived	(363,025)	1.82	(1,569,424)	3.45
Outstanding, ending balance	1,877,919	$1.74	4,646,774	$2.07
(1) The vested amount shown includes 450,592 and 67,465 ADSs withheld by the Company to satisfy certain tax withholding obligations for the six month ended June 30, 2026 and June 30, 2025, respectively
During the six months ended June 30, 2026 and 2025, the Company recorded share-based compensation expense of $967 and $1,037, respectively. As of June 30, 2026 total unrecognized compensation expense related to unvested awards was $2,315, which is expected to be recognized over a weighted-average period of 1.33 years.
Subsequent to June 30, 2026, the Company granted an aggregate of 14,008,454 RSUs under the Equity Incentive Plan to members of its executive leadership team and Board of Directors, with an weighted-average grant-date fair value of $0.38 per RSU. The related compensation expense will be recognized over the requisite service period.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 15. Net Loss Per Share
The following table sets forth the computation of basic and diluted loss per share of the Company's Ordinary Shares:

	Six Months Ended June 30,
	2026	2025
Numerator:
Net loss	$(20,150)	$(28,892)

Denominator:
Weighted average shares outstanding, basic and diluted	469,301,078	456,872,902

Basic and diluted per share:
Net loss per share	$(0.04)	$(0.06)
Basic and diluted loss per share are computed using the weighted average number of Ordinary Shares outstanding during the period.
The following is a summary of outstanding potential Ordinary Shares that have been excluded from the computation of diluted net loss per share because their inclusion would have been anti-dilutive:

	Six Months Ended June 30,
	2026	2025
Convertible debt	60,590,010	57,670,445
Restricted stock units	59,500,060	43,645,610
Warrants (1)	—	—
(1) Although exercisable into 10,000,000 Ordinary Shares for the six months ended June 30, 2026, the warrants were excluded from basic and diluted EPS calculation because they were out‑of‑the‑money See Note 13. Shareholders' Equity (Deficit) for additional details.
Note 16. Related Party Transactions
As of June 30, 2026 and December 31, 2025, the Company has receivables of $3,626 and $3,095, respectively, and payables of $23,980 and $5,343, respectively, with related parties with common ownership. Receivables relate to reimbursements owed by related parties for costs incurred, including employee-related costs and services provided by the Company on behalf of related parties. Payables relate to engineering, hosting, and employee services provided by related parties on behalf of the Company, as well as amounts funded under the Inventory Agreement (as discussed further below). These payables exclude the Convertible Note discussed in Note 9. Debt. During the six months ended June 30, 2026 and 2025, the Company recognized $6 and nil, respectively, in revenue from related parties. During the six months ended June 30, 2026 and 2025, the Company received net reimbursements for providing services to related parties of $1,104 and $841, respectively.
The Company has a senior secured convertible note with an entity which is considered a related party as of June 30, 2026 and December 31, 2025. See further discussion of this note in Note 9. Debt.
As discussed further in Note 2. Summary of Significant Accounting Policies, on January 14, 2026, the Company entered into the Inventory Agreement with NetDragon under which NetDragon assumes initial payment responsibility for hardware supplier invoices, subject to a $50,000 revolving cap. The Company is obligated to reimburse NetDragon within 365 days of inventory receipt, together with simple interest at 3% per annum.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
During the six months ended June 30, 2026, the Company received $18,637 under the Inventory Agreement, included in due to related parties on the unaudited consolidated balance sheets. The Company recognized interest expense of $58 under the Inventory Agreement, all of which remained payable to NetDragon as of June 30, 2026. Subsequent to June 30, 2026, NetDragon funded an additional $5,666 of paid supplier invoices under the Inventory Agreement. After giving effect to these subsequent fundings, cumulative amounts funded under the Inventory Agreement were $24,303, and remaining availability under the revolving cap was $25,697.
The Inventory Agreement provides that, if NetDragon does not meet certain cost reduction targets in a given calendar year, the Company will be entitled to a credit equal to the interest paid to NetDragon during the preceding calendar year. The Company accrues interest on a gross basis as incurred and recognizes any such credit only when the annual outcome is determined and the credit becomes realizable. As of June 30, 2026, the calendar 2026 cost reduction outcome was not yet determinable, and no credit has been recognized.
Note 17. Subsequent Events
The Company has evaluated all known events and transactions that occurred after June 30, 2026 through the date of the issuance of these unaudited consolidated financial statements, and determined that no subsequent events have occurred that would require recognition or disclosure in these financial statements, except as disclosed in the following:
•Note 9. Debt in relation to the July 2026 settlement arrangement for the Company's Revolver.
•Note 13. Shareholders' Equity (Deficit) in relation to the share issuance for vested RSUs.
•Note 14. Share-Based Compensation in relation to the grant of RSUs under the Equity Incentive Plan.
•Note 16. Related Party Transactions in relation to the amounts outstanding under the NetDragon Inventory Agreement.